EXHIBIT 12
HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before taxes	$1,147	$698	$573	$196	$419
Equity in (earnings) losses from unconsolidated affiliates	(19)	(16)	11	145	12
	1,128	682	584	341	431
Add:
Fixed charges	768	767	724	795	1,087
Distributed income of equity method investees	22	27	31	13	18
Subtract:
Interest capitalized	(4)	(7)	(6)	(6)	(1)
Earnings available for fixed charges	$1,914	$1,469	$1,333	$1,143	$1,535

Fixed Charges:
Interest expense(1)	$618	$620	$569	$643	$946
Interest capitalized	4	7	6	6	1
Estimated interest included in rent expense	149	140	149	146	140
Total Fixed Charges	$768	$767	$724	$795	$1,087

Ratio of Earnings to Fixed Charges	2.5	1.9	1.8	1.4	1.4
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(1) Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.